A new Securities and Exchange Commission rule requires funds to invest at least 80% of their net assets (plus any borrowings for investment purposes) in the type of securities suggested by their name. The new rule applies to The Chile Fund, Inc.
(the "Fund"). Accordingly, at a meeting held on February 13, 2002, the Board of Directors adopted a new investment policy for the Fund. The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in Chilean securities. The new policy will not result in any change to the way the Fund is currently managed. If the Board of Directors elects to change this 80% policy, the Fund will provide shareholders with at least 60 days advance notice. As of June 30, 2002, 98.53% of the Fund's net assets were invested in Chilean securities.